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                                                                     EXHIBIT 8.1

                [Letterhead of Manatt, Phelps & Phillips, LLP]


March 10, 2000                                               File No:  14359-053


Board of Directors
Greater Bay Bancorp
400 Emerson Street, 3rd Floor
Palo Alto, California 94301

Board of Directors
Coast Bancorp
740 Front Street
Suite 240
Santa Cruz, California 95060

     Re: Material Federal and California Income Tax Consequences of the Merger of Coast Bancorp with and into Greater Bay Bancorp

Ladies and Gentlemen:

     In accordance with your request, we provide the following analysis and opinions relating to certain federal and California income tax consequences of the transaction (the "Merger") whereby Coast Bancorp, a California corporation ("Coast"), will merge with and into Greater Bay Bancorp, a California corporation ("GBB"), pursuant to that certain Agreement and Plan of Reorganization dated as of December 14, 1999 (the "Agreement"). Immediately after and as a result of the Merger, Coast Commercial Bank, a California state chartered bank and wholly-owned subsidiary of Coast ("CCB"), shall become a wholly-owned subsidiary of GBB. Terms used herein have the same meaning as in the Agreement.

     In the Merger, Coast shall be merged with and into GBB in a statutory merger in accordance with the California General Corporation Law and the separate corporate existence of Coast shall cease. GBB shall be the surviving entity. GBB shall succeed, without other transfer, to all the rights and property of Coast (including 100% of the issued and outstanding shares of CCB) and shall be subject to all the debts and liabilities of Coast in the same manner as if GBB had itself incurred them. Each share of GBB Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of GBB stock and shall not be converted or otherwise affected by the Merger.

     Subject to the provisions of the Agreement, each share of Coast Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than Coast Perfected
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MANATT, PHELPS & PHILLIPS, LLP

Board of Directors
March 10, 2000
Page 2

Dissenting Shares (if any), shall, on and after the Effective Time of the Merger, be automatically canceled and cease to be an issued and outstanding share of Coast Stock and shall be converted into the right to receive shares of GBB Stock in a ratio specified in the Agreement.

     No fractional shares of GBB Stock shall be issued in the Merger. In lieu thereof, each holder of Coast Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash, rounded to the nearest hundredth, equal to the product obtained by multiplying (a) the closing price of GBB Stock reported on the Nasdaq National Market System on the Business Day immediately preceding the Closing Date times (b) the fraction of the share of GBB Stock to which such holder would otherwise be entitled. No such holder shall be entitled to dividends or other rights in respect to any such fraction.

     Perfected Dissenting Shares of Coast Stock (if any) which have not effectively withdrawn or lost their rights under the California General Corporation Law shall not be converted as described in the foregoing paragraphs, but shall be entitled to receive such consideration as shall be determined pursuant to the California General Corporation Law.

     Our analysis and the opinions set forth below are based upon the existence of the facts and conclusions of law above and the facts set forth in that certain Agreement referred to above, including the exhibits thereto. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from GBB and Coast in letters of even date herewith (each a "Representations Letter"). Our analysis and opinions are further based on that certain Form S-4 Registration Statement filed with the Securities and Exchange Commission in connection with the Merger (the "Form S-4"). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts and representations set forth in those documents are accurate on the date of this analysis and remain accurate to the date of the closing of the Merger and are otherwise true, complete, and correct. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

     We have acted as special counsel to GBB in connection with the Merger and are rendering these opinions to GBB and Coast at their request. In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein. Moreover, we have never represented Coast either in the Merger or otherwise, and consequently the opinions expressed herein which relate to Coast and its shareholders are based solely on the Form S-4 and on Coast's representations made in the Agreement and in Coast's Representations Letter.
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MANATT, PHELPS & PHILLIPS, LLP

Board of Directors
March 10, 2000
Page 3


     Our opinions are based upon the Internal Revenue Code and the California Revenue and Taxation Code as of the date hereof and currently applicable regulations promulgated thereunder (including proposed regulations), published administrative positions of the California Franchise Tax Board and of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter.

     The opinions set forth herein have no binding effect on the Internal Revenue Service, the California Franchise Tax Board, or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.

     In the case of transactions as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

     This letter is being issued solely for the benefit of GBB and Coast and for the benefit of the GBB and Coast shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent.

     Subject to the foregoing, it is our opinion that the Merger is a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, and for purposes of Section 24451 of the California Revenue and Taxation Code and shall not result in the recognition of gain or loss for federal or California income tax purposes to GBB or Coast, nor shall the issuance of the GBB Stock in the Merger result in the recognition of gain or loss by the holders of Coast Stock who receive such stock in connection with the Merger. Income or loss shall be recognized by the holders of Coast Stock on the receipt of cash as dissenters (if any) or in lieu of fractional shares (if any), however. The substitution of GBB Stock Options for Coast Stock Options pursuant to the Agreement shall not result in the recognition of any income or gain to the option holder and shall not disqualify any such options that qualified as incentive stock options immediately prior to the Merger as incentive stock options immediately after the Merger. The section titled "Material Federal Income Tax Consequences" in the Form S-4 accurately summarizes the material federal income tax consequences of the Merger.


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MANATT, PHELPS & PHILLIPS, LLP

Board of Directors
March 10, 2000
Page 4

     We hereby consent to the filing of this opinion with the applicable California and federal regulatory agencies with whom such opinion is required to be filed in connection with the Merger.

                              Very truly yours,


                              /s/ Manatt, Phelps & Phillips, LLP